SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DUNE ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265338707

(CUSIP Number)

Jonathan D. Wasserman
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707	Schedule 13D	Page 2 of 5

1.	Names of Reporting Persons. Zell Credit Opportunities Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,214,915
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,214,915
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,214,915
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 6.5%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on 65,256,644 shares of Common Stock outstanding as of May 8, 2013, based on information received from the Issuer.

CUSIP No. 265338707	Schedule 13D	Page 3 of 5

1.	Names of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,214,915
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,214,915
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,214,915
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 6.5%(1)
14.	Type of Reporting Person (See Instructions) OO - limited liability company

(1) Based on 65,256,644 shares of Common Stock outstanding as of May 8, 2013, based on information received from the Issuer.

CUSIP No. 265338707	Schedule 13D	Page 4 of 5

ITEM 1.                      Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the Schedule 13D originally filed on January 3, 2012 (“Original Schedule 13D”), and amended by Amendment No. 1 to Schedule 13D filed on December 6, 2012 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed on December 26, 2012  (“Amendment No. 2”), with respect to the Common Stock of the Issuer held by Zell Credit Opportunities Side Fund, L.P., a Delaware limited partnership (“Side Fund”), and certain other reporting persons (such Original Schedule 13D, Amendment No. 1 and Amendment No. 2, collectively, the “Schedule 13D,” and the Schedule 13D, as amended and supplemented by this Amendment No. 3, this “Statement”). The Original Schedule 13D and Amendment No. 1 were filed by Zell Credit Opportunities Master Fund, L.P. (“ZCOF”), who, on December 5, 2012, contributed all of the shares of Common Stock of the Issuer then held by ZCOF to Side Fund in exchange for limited partnership interests in Side Fund, as reported in Amendment No. 1.  The Issuer’s principal executive office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

Item 1 of the Schedule 13D is hereby amended and supplemented by the inclusion of the information in the immediately-preceding paragraph.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the Draw Down Request Notice described in Item 6 of this Statement, Side Fund paid the Issuer $676,556.13 to acquire the shares of Common Stock reported in Item 5(c) of this Statement.  All funds used in the acquisition by the Reporting Persons of shares of Common Stock were obtained from the working capital of the Reporting Persons.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) There were 65,256,644 shares of Common Stock outstanding as of May 8, 2013, based on information received from the Issuer.

Side Fund and Chai Trust each beneficially own, and share voting and dispositive power as to, 4,214,915 shares of Common Stock of the Issuer, representing approximately 6.5% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) On May 8, 2013, pursuant to the Draw Down Request Notice described in Item 6 of this Statement, Side Fund acquired from the Issuer 422,847 shares of Common Stock at a purchase price of $1.60 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6.                      Contracts, Arrangements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the terms of the Purchase Agreement (attached as Exhibit 5 to Amendment No. 2), the Issuer provided the Reporting Persons with notice (a “Draw Down Request Notice”) that it was exercising its right to issue and sell to the Reporting Persons $676,556.13 worth of shares of Common Stock at a price of $1.60 per Share, for a total of 422,847 shares of Common Stock (after rounding down to the nearest whole share).  The Issuer completed its draw down of $676,556.13 from, and its issuance of 422,847 shares of Common Stock to, the Reporting Persons pursuant to the Draw Down Request Notice on May 8, 2013.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

7.	Joint Filing Agreement dated May 9, 2013.

CUSIP No. 265338707	Schedule 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 9, 2013

ZELL CREDIT OPPORTUNITIES SIDE FUND, L.P.
By: CHAI TRUST COMPANY, LLC
Its: General Partner

By: /s/ Philip G. Tinkler

Chief Financial Officer

CHAI TRUST COMPANY, LLC

By: /s/ Philip G. Tinkler

Chief Financial Officer